ASIA ENTERTAINMENT & RESOURCES LTD. ANNOUNCES FIRST QUARTER 2011 FINANCIAL RESULTS

Hong Kong, China – May 11, 2011 – Asia Entertainment & Resources Ltd. (“AERL” or the “Company”) (NASDAQ: AERL), which operates through its subsidiaries and related promoter companies as VIP room gaming promoters, today announced unaudited and unreviewed financial results for the three months ended March 31, 2011.  All currency amounts are stated in United States dollars.

Financial Highlights for the Three Months Ended March 31, 2011 (unaudited and unreviewed) and Subsequent Events

•
Rolling Chip Turnover (a metric used by casinos to measure the aggregate amount of players’ bets and overall volume of VIP gaming room business transacted that is defined below) for the three months ended March 31, 2011 in our VIP gaming rooms in Macau was $4.1 billion, up 115% year-over-year, compared to $1.9 billion in the same period of 2010.

•	Revenue for the three months ended March 31, 2011 was $51.3 million, up 103% from $25.3 million in the same period of 2010.

•
GAAP earnings per share (“EPS”) for the three months ended March 31, 2011, based on net income after deduction of $2.4 million change in fair value of contingent consideration for the acquisition of King’s Gaming Promotion Limited (“King’s Gaming”), was $0.37 for both basic weighted average shares (approximately 34.6 million) and fully diluted weighted average shares (approximately 35.3 million).

•
Non-GAAP income including pre-acquisition profit, before amortization of intangible assets and change in fair value of contingent consideration grew 71% to $16.5 million in the three months ended March 31, 2011 from $9.7 million (including pre-acquisition profit) in the same period of 2010 due to organic growth, an increase in shareholders’ loans, an increase in cage capital related to the additional capital of $35.5 million from warrant exercises, and the addition of the VIP gaming room at the Venetian Macao-Resort-Hotel in connection with the acquisition of King’s Gaming.

•	Non-GAAP EPS (basic and diluted) before amortization of intangible assets and the change in the fair value of contingent consideration for the three months ended March 31, 2011 was $0.48.

•
Total available cage capital at the end of the first quarter of 2011 was approximately $156.6 million, up 18.2% from $132.5 million as of December 31, 2010.  The total available cage capital is comprised of markers receivable of $137.7 million and cash, cash chips and non-negotiable chips of $18.9 million.

•
On April 18, 2011, the company announced it had accepted the invitation to open a VIP room with up to 12 tables at the brand-new Galaxy Macau™ Resort in Cotai through its related promoter company.   Pending regulatory approval, the company expects to open the VIP room on May 15, 2011, the same day as the grand opening of the resort.

AERL Chairman Lam stated, “The first quarter of 2011 showed continued strong growth, with another quarter of triple-digit revenue growth, as a result of a significant increase in the Rolling Chip Turnover for our VIP gaming rooms in Macau, as well as the addition of the VIP gaming room at the Venetian Macao-Resort-Hotel in November 2010.  For the first quarter of 2011, AERL generated 103% year-over-year revenue growth, exceeding the overall growth in Macau of 43% according to the Macau Gaming Inspection and Coordination Bureau (DICJ), while our Non-GAAP income including pre-acquisition profit, before amortization of intangible assets and change in fair value of contingent consideration increased 71% from the prior-year period.  We expect strong organic growth to continue going forward and are very excited about opening our latest VIP room at the Galaxy Macau in Cotai in four days.”

The financial figures included in this announcement cover AERL’s unaudited and unreviewed financial results for the three months ended March 31, 2011 and March 31, 2010, including results for the period through February 2, 2010, the date on which it acquired all of the stock of Asia Gaming & Resort Limited (“AGRL”) unless otherwise noted.  Prior to the acquisition, the owners of the promoter companies were entitled to all of the net earnings from the operation of the VIP gaming rooms.  As a result of the acquisition, AERL became entitled to all of such earnings. During the three months ended March 31, 2010, net income of $4.3 million was attributable to the pre-acquisition period from January 1, 2010 to February 2, 2010.

The assets, liabilities and the historical operations that are reflected in the financial results are those of AGRL and the promoter companies and are recorded at the historical cost basis of AGRL and the promoter companies. AERL’s assets, liabilities and results of operations are consolidated with the assets, liabilities and results of operations of AGRL subsequent to the acquisition.

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010 (Unaudited and unreviewed)

The following table sets forth certain information regarding our results for the three months ended March 31, 2011 and 2010 (unaudited and unreviewed; all figures are in $ thousands except ratios and percentages).

	For the Three Months Ended March 31, 2011 (Unaudited)	For the Three Months Ended March 31, 2010 (Unaudited)	1Q 2011 to 1Q 2010

Revenue from VIP gaming operations	$51,253	$25,279	103%
Commission to agents	$31,031	$13,220	135%
Selling, general and administrative expenses	$3,292	$2,206	49%
Operating income including pre-acquisition income and before change in fair value of contingent consideration	$15,258	$9,664	58%
Operating income (including pre-acquisition income and before change in fair value of contingent consideration)/Revenue from VIP gaming operations	29.77%	38.23%

Non-GAAP Financial Results

The following Non-GAAP financial results for the three months ended March 31, 2011 and 2010 are used by management to evaluate the financial performance of the Company prior to the deduction of  amortization of intangible assets related to the acquisition of King's Gaming (all figures are in $ thousands except ratios and percentages) (See Reconciliation of Non-GAAP to GAAP financial results).

	For the Three Months Ended March 31, 2011 (Unaudited)	For the Three Months Ended March 31, 2010 (Unaudited)	1Q 2011 to 1Q 2010

Non-GAAP income before amortization of intangible assets including pre-acquisition income and change in fair value of contingent consideration	$16,522	$9,664	71%
Non-GAAP income before amortization (including pre-acquisition income) and change in fair value of contingent consideration /Revenue from VIP gaming operations	32.24%	38.23%

Rolling Chip Turnover Ratios

Rolling Chip Turnover is used by casinos to measure the volume of VIP gaming room business transacted and represents the aggregate amount of bets gaming patrons make.  Bets are wagered with ‘‘non-negotiable chips’’ and winning bets are paid out by casinos in so-called ‘‘cash’’ chips.

Rolling Chip Turnover ratios are calculated based upon percentages of Rolling Chip Turnover, represent the growth in revenues, expenses and income in comparison to the growth in gaming volume and investors and management to asses the operating efficiencies of the VIP gaming promoters.

The following table sets forth certain information regarding our results related to our Rolling Chip Turnover and certain performance ratios, for the three months ended March 31, 2011 and 2010 (all figures are in $ thousands except for ratios and percentages).

	For the Three Months Ended March 31, 2011	For the Three Months Ended March 31, 2010	1Q 2011 to 1Q 2010

Rolling Chip Turnover	$4,075,447	$1,894,489	115%
Revenue from VIP gaming operations/Rolling Chip Turnover	1.26%	1.33%
Commission to agents/Rolling Chip Turnover	0.76%	0.70%
Selling, general and administrative expenses/Rolling Chip Turnover	0.08%	0.12%
Operating income (including pre-acquisition income and before change in fair value of contingent consideration)/Rolling Chip Turnover	0.37%	0.51%

The 115% increase in Rolling Chip Turnover was primarily due to the November 2010 acquisition of a VIP gaming room at the Venetian Macao-Resort-Hotel in Cotai in connection with the Company’s acquisition of King’s Gaming, overall growth of the Macau gaming markets and the reinvestment of accumulated earnings, increased shareholder loans and the $35.5 million from the exercise of warrants as additional working capital at the cage, which has enabled AERL to increase the availability of rolling chips and accommodate additional patrons.

Revenue for the first quarter of 2011 was $51.3 million, a 103% increase from $25.3 million in the same period of 2010.  First quarter of 2011 net revenue as a percent of Rolling Chip Turnover was 1.26%, declining from 1.33% in the first quarter of 2010 due primarily to a lower win rate for the first quarter 2011 at the VIP room at the MGM Hotel and Casino.

Revenue in the three months ended March 31, 2011 as compared to that of the same period in 2010, increased principally as a result of the following factors:

(i) the acquisition of King's Gaming effective November 1, 2010, which contributed approximately $6.5 million of revenue during the three months ended March 31, 2011;

(ii) increased cage capital as a result of reinvesting profits, increased shareholder loans, and the warrant exercises of $35.5 million.

AERL’s primary expense is commissions to agents, which was $31.0 million in the first quarter of 2011, up 135% from $13.2 million in the first quarter of 2010.  The commissions to agents, as a percentage of Rolling Chip Turnover, was 0.76% in the first quarter of 2011, up from 0.70% in the first quarter of 2010 as a result of a higher percentage of commissions paid to non-marker agents and a smaller percentage of direct business in relation to the total Rolling Chip Turnover.  Selling, general and administrative expense increased $1.1 million in the first quarter of 2011 due to increased operating costs from the expanded operations at King’s Gaming and increased management and other costs.  As a percentage of Rolling Chip Turnover, selling, general and administrative expense was 0.08% in the first quarter of 2011, a decrease from 0.12% in the first quarter of 2010, primarily due to the significant increase in Rolling Chip Turnover.

Operating income before change in fair value of contingent consideration grew 58% to $15.3 million in the first quarter of 2011 from $9.7 million including pre-acquisition profit in the same period of 2010 due primarily to higher revenue generated from increased Rolling Chip Turnover, organic growth, the reinvestment of accumulated earnings, increased shareholder loans, the $35.5 million from the exercise of warrants as additional cage capital and the acquisition of the VIP gaming room at the Venetian Macao-Resort-Hotel in connection with the Company’s acquisition of King’s Gaming.

Operating Income before the change in fair value of contingent consideration margin as a percentage of total revenue was 29.8% in the first quarter of 2011, down from 38.2% in the first quarter of 2010 due to higher commissions paid to non-marker agents.  Operating income before the change in fair value of contingent consideration margin as a percentage of Rolling Chip Turnover was 0.37% for the first quarter of 2010, down from 0.51% in the first quarter of 2010, due primarily to the significant increase in Rolling Chip Turnover in 2011 from the same period in 2010 and higher commissions paid to non-marker agents and less direct play.

Non-GAAP income before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisition of King's Gaming was $16.5 million for the three months ended March 31, 2011 as compared to income, including pre-acquisition profit, of $9.7 million for the three months ended March 31, 2010.  The increase of approximately 71% was principally as a result of (i) the Macau gaming markets continued recovery from the impact of the global economic crisis; (ii) the acquisition of King's Gaming effective November 1, 2010; and (iii) increased cage capital as a result of reinvesting profits, increased shareholder loans and the warrant exercises of $35.5 million in October 2010.

Non-GAAP income as a percentage of VIP gaming revenues was 32.24% for the three months ended March 31, 2011 as compared to 38.23% for the three months ended March 31, 2010.  The decrease as a percentage of VIP gaming revenues was due to higher commissions paid in the current period and a lower win rate for the Iao Kun VIP room at the MGM Hotel and Casino during the current period.

Non-GAAP Financial Measure

Our calculation of Non-GAAP income (operating income before amortization of intangible assets and the change in fair value of contingent consideration) and Non-GAAP earnings per share for the three months ended March 31, 2011 differs from net income and earnings per share based on net income because it does not include amortization of intangible assets and the change in fair value of contingent consideration.  We use this information internally in evaluating our operations and believe this information is important to investors because it provides a complete picture of our operations for the entire period and is more accurately comparable to the prior-year period.  Notwithstanding the foregoing, however, Non-GAAP income and earnings per share should not be considered an alternative to, or more meaningful than, earnings per share as determined in accordance with GAAP.   The following is a reconciliation of net income to Non-GAAP income and GAAP EPS to our Non-GAAP EPS:

For the Three Months Ended March 31, 2011 (Unaudited and Unreviewed)

GAAP Net Income	$12,886,400

Impact of amortization of intangible assets	1,264,069

Impact of the change in fair value of contingent consideration	2,371,970

Non-GAAP income before amortization of intangible assets and the change in fair value of contingent consideration	$16,522,439

	For the Three Months Ended March 31, 2011
	Basic	Fully Diluted
	(Unaudited)	(Unaudited)
GAAP earnings per share	$0.37	$0.37

Impact of amortization of intangible assets	0.04	0.04

Impact of the change in fair value of contingent consideration	0.07	0.07

Non-GAAP earnings per share (before amortization of intangible assets and the change in fair value of contingent consideration)	$0.48	$0.48

Cash Flow and Balance Sheet Highlights

As of March 31, 2011, total available cage capital was approximately $156.6 million.  AERL’s related parties have increased financing slightly from $61.1 million as of December 31, 2010 to $61.2 million for the quarter ended March 31, 2011, an increase of $0.1 million.  In addition, $60 million of the loans were converted to convertible long-term loans.

As of March 31, 2011, AERL had a total cash balance of $19.6 million.  Cash provided by operations for the three months ended March 31, 2011 was $5.7 million, compared to cash used in operations of $29.3 million in the same period in 2010 as a result of the implementation by the Promoter Companies to fund the marker system with agents.  Additional cash used for providing markers was $17.6 million for the three months ended March 31, 2011 compared to $38.7 million for the same period in 2010.

Outlook for 2011

For the first four months of 2011, AERL’s Rolling Chip Turnover averaged $1.385 billion per month.  The Company’s Rolling Chip Turnover year-to-date through April 2011 in Macau was $5.540 billion, an increase of 125% year-over-year, compared to $2.462 billion for the first four months of 2010.

Chairman Lam further stated, “Aided by the addition of the VIP gaming room at the Venetian Macao-Resort-Hotel, we are forecasting continued double-digit growth in Rolling Chip Turnover for 2011.  We are reiterating Rolling Chip Turnover guidance for our three existing VIP rooms in Macau of $1.3 billion per month, which equates to a total of $15.6 billion for full year 2011, up from $10.4 billion in 2010.”

“We believe that for 2011, the large majority of the business will be on a fixed commission basis. We are reiterating our Non-GAAP income guidance of $62 million to $68 million for 2011 based on the current performance of our existing three VIP gaming rooms in Macau,” concluded Chairman Lam.

Casino Revenue Compensation Methods

In Macau, two remuneration methods are used to compensate VIP room gaming promoters. On a fixed commission basis, VIP room gaming promoter revenues are based on an agreed percentage of Rolling Chip Turnover. On a win/loss split basis, the VIP room gaming promoter receives an agreed percentage of the “win” in the VIP gaming room (plus certain incentive allowances), and is required to also bear the same percentage of loss that might be incurred. Compared to the fixed commission basis, the win/loss split basis subjects the VIP room gaming promoter to the risk of losses from the gaming patron’s activity and greater volatility.

AERL conducts the majority of its business on a fixed commission basis. The VIP room at the MGM Grand Hotel and Casino continued to operate at an approximate 43% (including certain incentive allowances) win/loss split basis.  At this rate, and assuming a win rate (the statistical percentage of the total amount bet that a casino wins) of 2.90%, AERL would have the same revenues at the MGM Grand Hotel and Casino as if it operated under a 1.25% fixed commission basis.  However, if the win rate exceeded 2.90%, AERL would have more revenues than if it operated on the 1.25% fixed commission basis. Because the larger part of AERL’s revenues is now directly related to Rolling Chip Turnover, the Company is concentrating its marketing efforts to increase the number of patrons and the amount of play at its VIP gaming room that operates under the 1.25% fixed commission basis.  Consequently, in order to increase the Rolling Chip Turnover, the Company reinvests its net income to increase the amount of cage capital available to finance increased patron activity.

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of bets players make. Bets are wagered with "non-negotiable chips” and winning bets are paid out by casinos in so-called "cash” chips. "Non-negotiable chips” are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters. Commissions are paid based on the total amount of "non-negotiable chips” purchased by each player. VIP room gaming promoters therefore require the players to "roll,” from time to time, their "cash chips” into "non-negotiable” chips for further betting so that they may receive their commissions (hence the term "Rolling Chip Turnover”). Through the promoters, "non-negotiable chips” can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ (Macau Gaming Control Board) to distinguish between VIP table revenue and mass market table revenue.

About Asia Entertainment & Resources Ltd.

AERL, formerly known as CS China Acquisition Corp., acquired Asia Gaming & Resort Limited (“AGRL”) on February 2, 2010.  AERL is a holding company which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms.  AERL’s VIP room gaming promoters currently participate in the promotion of three major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world.  One VIP gaming room is located at the top-tier MGM Grand Macau Casino in downtown Macau that is operated by the MGM Grand Paradise S.A.  Another Macau VIP gaming facility is located in the luxury 5-star hotel, the Star World Hotel & Casino in downtown Macau, which is operated by Galaxy Casino, S.A.  The third VIP gaming room is located at the Venetian Macao-Resort-Hotel in Cotai.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for AERL’s VIP room gaming promoters’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons’ skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by AERL’s VIP room gaming promoters’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms’ win rates.

ASIA ENTERTAINMENT & RESOURCES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited and Unreviewed)

	March 31, 2011	December 31, 2010

Total Assets	$236,276,428	$220,058,197

Total Liabilities	$138,006,539	134,579,559

Total Shareholders' Equity	98,269,889	85,478,638

Total Liabilities And Total Shareholders’ Equity	$236,276,428	$220,058,197

ASIA ENTERTAINMENT & RESOURCES LTD
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited and Unreviewed)
	For the Three	For the Three
	Months Ended	Months Ended
	March 31, 2011	March 31, 2010

Revenue from VIP gaming operations	$51,253,219	$25,279,369

Expenses
- Commission to agents	31,030,955	13,219,878
- Selling, general and administrative expenses	3,292,285	2,205,841
- Special Rolling Tax	407,540	189,366
- Amortization of intangible assets	1,264,069	-

Total Expenses	35,994,849	15,615,085

Operating income including pre-acquisition profit before fair value of contingent consideration	15,258,370	9,664,284

Prior owners' interest in pre-acquisition profit	-	(4,329,385)

Operating income attributable to ordinary shareholders before change in fair value of contingent consideration	15,258,370	5,334,899

Change in fair value of contingent consideration for the acquisition of King’s Gaming	(2,371,970)	-

Net Income Attributable
To Ordinary Shareholders	12,886,400	5,334,899

Net Income Per Share
Basic	$0.37	$0.45
Diluted	$0.37	$0.31

Weighted average shares outstanding
Basic	34,614,025	11,740,309
Diluted	35,270,917	17,430,576

Conference Call and Replay Information

AERL will conduct a conference call to discuss the financial results for the three months ended March 31, 2011 on Thursday, May 12 at 10:30AM EDT/10:30PM Macau. To participate, please dial 1-877-852-6573 (U.S. callers) or 1-719-325-4772 (International callers) at least 10 minutes prior to the scheduled start of the call.  Interested parties may also access the live call on the Internet at www.aerlf.com (select Events and Presentations).

Following its completion, a replay of the call can be accessed on the Internet at the above link or for one week by calling either 877-870-5176 (U.S. callers) or 1-858-384-5517 (International callers) and providing conference ID 6251230.

Contact:
Asia Entertainment & Resources Ltd.
James Preissler, +1 646 450 8808
preissj@aerlf.com

William Schmitt, ICR
203-682-8294
william.schmitt@icrinc.com